Filed by CF Finance Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

Date: May 13, 2021

FINAL FOR DISTRIBUTION

AEye Attracts World-Class Talent to Board in Preparation for Listing on Nasdaq in Q3

New Directors Bring Extensive Public Governance, Legal, and Financial Management Experience and Deep Domain Expertise in Automotive, Aerospace, and Defense Markets

Dublin, CA – May 13, 2021 — AEye, Inc., (“AEye”) the global leader in active, high-performance LiDAR solutions, today announced the nomination for election of four new board members effective upon the closing of its previously announced merger with CF Finance Acquisition Corp. III (Nasdaq: CFAC), a special purpose acquisition company sponsored by Cantor Fitzgerald. The new board is expected to be chaired by Carol DiBattiste, with Timothy J. Dunn serving as chairman of the audit committee and Professor Dr. Bernd Gottschalk and Dr. Karl-Thomas Neumann serving as additional independent board members, along with current AEye board members Wen Hsieh of Kleiner Perkins and company executives Blair LaCorte, CEO, and Luis Dussan, Founder and CTO.

These appointments follow the recent additions of General Counsel Andrew Hughes, Chief of Staff Brent Blanchard, and COO Rick Tewell to the company’s executive team as AEye scales its operations to meet growing demand for its active LiDAR systems.

“We are honored to have these industry leaders agree to join the AEye board at this pivotal stage of our expansion,” said Luis Dussan, Founder and CTO of AEye. “Carol, Tim, Bernd, and Karl will bring deep knowledge and connections in their respective industries, and will be invaluable resources as we deepen our reach and impact in multiple verticals, including automotive, trucking, industrial and mobility. Our groundbreaking active LiDAR system, highly effective partner go-to-market strategy and exceptional leadership – both at the management and board level – position AEye strongly for the next level of growth and to drive the future of safe autonomy.”

New Board Members

Carol DiBattiste is an experienced public and private company senior executive, with a background in heavily regulated markets and government agencies. She most recently served as chief legal and compliance officer and corporate secretary for NASDAQ-listed Comscore. She has served in senior leadership positions in five publicly traded companies. Also, her top leadership operating positions include: Under Secretary of the United States Air Force; Deputy Administrator of the TSA; Executive in Charge/Vice Chair, Board of Veterans Appeals (VA); and Director of the Executive Office for U.S. Attorneys (DOJ). She serves on a public and private company board and is Directorship Certified by the National Association of Corporate Directors.

Timothy J. Dunn has more than two decades of public company financial management leadership experience, and is currently a senior advisor, and formerly an operating partner, for TPG, a private equity firm in San Francisco. Previously, he was CFO of Hotwire.com, CFO for the Gap Division of Gap, Inc., and held a number of senior management positions during his 12-year tenure with PepsiCo, Inc. Prior to PepsiCo, he was with Price Waterhouse & Co., and is a Certified Public Accountant (inactive) in the State of California. Tim has served on private and public company boards, including chair of the audit committee for two TPG portfolio companies – Ellucian and Vertafore.

Professor Dr. Bernd Gottschalk brings decades of experience in the German automotive industry, including 25 years with Daimler AG. He has held numerous executive leadership positions at OEMs, including as an executive board member for Daimler AG, where he was responsible for the commercial vehicles business unit globally. Dr. Gottschalk was also president of Mercedes-Benz do Brasil, president of the German Association of the Automotive Industry (VDA), and serves on the Board of Directors of Schaeffler Group, Plastic Omnium, and Jost Werke.

Dr. Karl-Thomas Neumann is also an automotive industry veteran. He was CEO of the German automobile manufacturer Opel (formerly GM Europe) from 2013 to 2017, and held multiple positions with Volkswagen AG, including head of research, director of electronics strategy, and CEO of Volkswagen Group China. Neumann was also CEO of the German auto supplier Continental AG, where he was responsible for the automotive systems division and took company-wide responsibility for electric propulsion.

Investor Day Scheduled

Today AEye also announced that it will host a virtual Investor Day on Wednesday, June 23, 2021. The event will begin at 11am Eastern/8:00 a.m. Pacific and is expected to conclude at 12:15 Eastern/9:15 a.m. Pacific. The virtual format will feature presentations from AEye executives, including CEO Blair LaCorte, Co-Founder, President and CTO Luis Dussan, Chief Scientist Dr. Allan Steinhardt, COO Rick Tewell, and CFO Bob Brown. Perspectives on LiDAR from key players in the automotive, industrial, and mobility markets will also be shared at the event.

AEye previously announced a merger with CF Finance Acquisition Corp. III (Nasdaq: CFAC) (“CF III”), a special purpose acquisition company sponsored by Cantor Fitzgerald. The combined company will be called AEye Holdings, Inc., and AEye shareholders have elected to retain 100% of their equity holdings in the combined company. Upon closing, AEye will trade on Nasdaq under the ticker symbol “LIDR”.

AEye LiDAR

AEye’s active LiDAR system overcomes the pitfalls of conventional LiDAR with a uniquely intelligent approach called iDAR™ (Intelligent Detection and Ranging). This high-performance, active, LiDAR has set standards for LiDAR range, resolution and speed across all major metrics. iDAR is based on a bi-static architecture - which keeps the transmit and receive channels separate: as each laser pulse is transmitted, the solid-state receiver is told where and when to look for its return – enabling deterministic artificial intelligence to be introduced into the sensing process at the point of acquisition. Ultimately, this establishes the iDAR platform as active – allowing it to focus on what matters most, while simultaneously monitoring the vehicle’s surroundings, resulting in greater reliability, safety, and performance at longer range and lower cost.

About AEye

AEye is the premier provider of high-performance, active LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s AI-enabled and software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state active LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III (“CF III”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

About Cantor Fitzgerald

CF III is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Important Information and Where to Find It

This press release relates to a proposed transaction between CF III and AEye. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF III has filed relevant materials with the SEC, including a Registration Statement on Form S-4, which includes a proxy statement/ prospectus, and intends to file additional relevant materials with the SEC. The proxy statement/ prospectus, when final, will be sent to all CF III stockholders. CF III also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com or at (212) 938-5000.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed transaction. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF III or AEye, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transactions and CF III. Such forward-looking statements include, but are not limited to, statements regarding the closing of the combination and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, and future business plans of the AEye and CF III management teams, including AEye’s products, revenue growth and financial performance, facilities, product expansion and services. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF III and AEye. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CF III’s securities, (ii) the risk that the transaction may not be completed by CF III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CF III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CF III, the satisfaction of the minimum trust account amount following any redemptions by CF III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE offering, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on AEye’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of AEye and potential difficulties in AEye employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against AEye or against CF III related to the merger agreement or the transaction, (ix) the ability to maintain the listing of CF III stock on the Nasdaq Stock Market, (x) volatility in the price of CF III’s securities, (xi) changes in competitive and regulated industries in which AEye operates, variations in operating performance across competitors, changes in laws and regulations affecting AEye’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of AEye to increase its manufacturing capacity or to achieve efficiencies regarding its manufacturing process or other costs, (xiv) the enforceability of AEye’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which AEye operates, (xvi) the potential inability of AEye to enter into definitive agreements, partnerships or other commitments with original equipment manufacturers, contract manufacturers, suppliers and other strategic partners and (xvii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CF III’s Form S-1 Registration Statement, the form S-4 Registration Statement that CF III will file, which will include a proxy statement/prospectus and other documents filed or to be filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AEye and CF III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AEye nor CF III gives any assurance that either AEye or CF III will achieve its expectations.

Media Contact

Jennifer Deitsch

jennifer@aeye.ai

925-400-4366

Investors/Analysts:
Financial Profiles, Inc.
Dan Oppenheim
AEye@finprofiles.com
310-622-8235

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